UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MEDIAALPHA, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

58450V104
(CUSIP Number)

Robert L. Seelig, Esq. Executive Vice President and General Counsel White Mountains Insurance Group, Ltd. 23 South Main Street, Suite 3B Hanover, New Hampshire 03755-2053 Telephone: (603) 640-2200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 30, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450V104	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
WHITE MOUNTAINS INSURANCE GROUP, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
900,000

	8	SHARED VOTING POWER
21,956,814 (1)

	9	SOLE DISPOSITIVE POWER
900,000

	10	SHARED DISPOSITIVE POWER
21,956,814 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,856,814 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)  White Mountains Insurance Group, Ltd. (“White Mountains”) directly holds 900,000 shares of Class A Common Stock, par value $0.01 per share (each, a “Class A Share”) of MediaAlpha, Inc., a Delaware corporation (the “Issuer”), and is the indirect beneficial owner of (a) 16,039,998 Class A Shares directly held by its wholly owned indirect subsidiary, White Mountains Investments (Luxembourg) S.à r.l., and (b) 5,916,816 Class A Shares directly held by its wholly owned direct subsidiary, WM Hinson (Bermuda) Ltd., in each case, as presented herein.

(2) The calculation is based on 45,840,803 Class A Shares issued and outstanding as of May 31, 2023, as reported on the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission (the “Commission”) on June 9, 2023.  White Mountains does not beneficially own any Class B Common Stock, par value $0.01 per share (the “Class B Shares” and together with the Class A Shares, the “Common Shares”) of the Issuer, and, as a result, the calculation does not assume the exchange of any Class B Shares for Class A Shares.

CUSIP No. 58450V104	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
WM BIRKDALE, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,039,998 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,039,998 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,039,998 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) WM Birkdale, Ltd. (“WM Birkdale”) is a wholly owned direct subsidiary of White Mountains. WM Birkdale is the indirect beneficial owner of 16,039,998 Class A Shares directly held by its wholly owned direct subsidiary, White Mountains Investments (Luxembourg) S.à r.l., as presented herein.

(2) The calculation is based on 45,840,803 Class A Shares issued and outstanding as of May 31, 2023, as reported on the Issuer’s Schedule 14D-9 filed with the Commission on June 9, 2023. WM Birkdale does not beneficially own any Class B Shares, and as a result, the calculation does not assume the exchange of any Class B Shares for Class A Shares.

CUSIP No. 58450V104	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
WHITE MOUNTAINS INVESTMENTS (LUXEMBOURG) S.À R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
16,039,998 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
16,039,998 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,039,998 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) White Mountains Investments (Luxembourg) S.à r.l. (“WMI Lux”) is a wholly owned direct subsidiary of WM Birkdale.  WMI Lux directly holds 16,039,998 Class A Shares.

(2) The calculation is based on 45,840,803 Class A Shares issued and outstanding as of May 31, 2023, as reported on the Issuer’s Schedule 14D-9 filed with the Commission on June 9, 2023. WMI Lux does not beneficially own any Class B Shares and, as a result, the calculation does not assume the exchange of any Class B Shares for Class A Shares.

CUSIP No. 58450V104	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
WM HINSON (BERMUDA) LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5,916,816 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5,916,816 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,916,816 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.9%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) WM Hinson (Bermuda) Ltd. (“WM Hinson”) is a wholly owned direct subsidiary of White Mountains. WM Hinson directly holds 5,916,816 Class A Shares.

(2) The calculation is based on 45,840,803 Class A Shares issued and outstanding as of May 31, 2023, as reported on the Issuer’s Schedule 14D-9 filed with the Commission on June 9, 2023. WM Hinson does not beneficially own any Class B Shares and, as a result, the calculation does not assume the exchange of any Class B Shares for Class A Shares.

CUSIP No. 58450V104	Page 6 of 13 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of MediaAlpha, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 700 South Flower Street, Suite 640, Los Angeles, California 90017.

Item 2. Identity and Background.

Certain information concerning (i) each executive officer and director of the Reporting Persons; (ii) each person controlling the Reporting Persons; and (iii) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons, as applicable, is set forth in Annex A to this Schedule 13D, which is incorporated herein by reference in response to this Item 2.

(a) This Schedule 13D is being filed jointly by White Mountains Insurance Group, Ltd. (“White Mountains”), WM Birkdale, Ltd. (“WM Birkdale”), White Mountains Investments (Luxembourg) S.à r.l (“WMI Lux”) and WM Hinson (Bermuda) Ltd. (“WM Hinson” and, collectively with White Mountains, WM Birkdale and WMI Lux, the “Reporting Persons”).

(b) The business address of White Mountains is 23 South Main Street, Suite 3B, Hanover, New Hampshire 03755.  The business address of WM Hinson is 26 Reid Street, Suite 601, Hamilton HM 11, Bermuda.  The business address of WM Birkdale is Lloyd’s 1986 Building One Lime Street London, EC3M 7HA UK.  The business address of WMI Lux is 1, rue Hildegard von Bingen, L-1282 Luxembourg, Grand Duchy of Luxembourg.

(c) The principal business of all Reporting Persons is property and casualty insurance and reinsurance conducted through one or more of their respective subsidiaries or affiliates.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of any Reporting Person after reasonable inquiry, any of the other persons listed in Annex A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

(f) White Mountains is an exempted company organized and existing under the laws of Bermuda.  WM Birkdale is a private limited company organized and existing under the laws of the United Kingdom and a wholly owned direct subsidiary of White Mountains. WMI Lux is a société à responsabilité limitée organized and existing under the laws of Luxembourg and a wholly owned direct subsidiary of WM Birkdale. WM Hinson is an exempted company organized and existing under the laws of Bermuda and a wholly owned direct subsidiary of White Mountains.

Item 3. Source and Amount of Funds or Other Consideration.

In preparation for the Issuer’s initial public offering (the “IPO”) on October 30, 2020, White Mountains and its controlled affiliates participated in a reorganization, pursuant to which White Mountains caused Guilford Holdings, Inc. (“Intermediate Holdco”), its then wholly owned direct subsidiary, to distribute or otherwise dispose of all of its assets other than certain deferred tax assets and liabilities and the class A-1 units of QL Holdings LLC held directly by Intermediate Holdco at such time and, thereafter, the Issuer, QL Holdings LLC, White Mountains, Intermediate Holdco and other members of QL Holdings LLC consummated a series of reorganization transactions set forth in a reorganization agreement among such parties, the form of which was filed as an exhibit to the form S-1 registration statement of the Issuer filed with the Commission on October 20, 2020.  Pursuant to the reorganization agreement, White Mountains contributed all of the outstanding capital stock of Intermediate Holdco to the Issuer in exchange for 24,142,096 Class A Shares (of which 23,242,096 Class A Shares were distributed to WMI Lux and 900,000 Class A Shares were distributed to Bridge Holdings (Bermuda) Ltd., then a wholly owned direct subsidiary of White Mountains (“Bridge Holdings”)) and the right to certain payments under a tax receivables agreement among White Mountains, QL Holdings LLC, the Issuer and certain holders of Class B-1 units (“Class B-1 Units”) of QL Holdings LLC, such that Intermediate Holdco became a wholly owned direct subsidiary of the Issuer and the Issuer became a holding company with its sole material asset being all of the shares of Intermediate Holdco.  In the IPO, WMI Lux sold 3,609,894 Class A Shares and received total proceeds of approximately $64 million.  Immediately following the closing of the IPO, Bridge Holdings directly held 900,000 Class A Shares, and WMI Lux directly held 19,632,202 Class A Shares, and, therefore, White Mountains beneficially owned 20,532,202 Class A Shares.

CUSIP No. 58450V104	Page 7 of 13 Pages

Subsequently, on March 23, 2021, WMI Lux sold 3,592,204 Class A Shares and on August 25, 2022, Bridge Holdings merged into White Mountains with White Mountains surviving, resulting in White Mountains directly holding Bridge Holdings’ 900,000 Class A Shares and beneficially owning an additional 16,039,998 Class A Shares directly held by WMI Lux.

On June 30, 2023, WM Hinson purchased 5,916,816 Class A Shares (the “Purchased Shares”), at a price per Class A Share of $10.00, for an aggregate purchase price of $59,168,160 pursuant to an Offer to Purchase, dated as of May 26, 2023, and filed on Schedule TO with the Commission on May 26, 2023.  WM Hinson used available cash on hand to fund the aggregate purchase price for the Purchased Shares, including all fees and expenses related thereto.

Item 4. Purpose of Transaction.

The information set forth or incorporated by reference in Items 2, 3, 5 and 6 is hereby incorporated by reference in this Item 4.

The Reporting Persons acquired the Class A Shares held by them for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, from time to time, may take actions with respect to such investment or the Issuer, including communicating with the Issuer’s board of directors, members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action regarding such investment or the Issuer, including, without limitation, engaging advisors, including legal, financial, regulatory, technical or industry advisors, to assist in any such review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to or result in, subject to the terms and conditions of the agreements described herein to which the Reporting Persons are a party, various alternative courses of action regarding such investment or the Issuer, including, without limitation, one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the agreements described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may, in the future, seek to make additional investments in the Issuer and its subsidiaries, including the acquisition of additional Class A Shares or other equity, debt or other financial instruments related to the Issuer or the Class A Shares (which may include rights or securities exercisable or convertible into securities of the Issuer), or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include transfers to such Reporting Person’s affiliates) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the agreements described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business, financial position, prospects and strategic direction, actions taken by the Issuer’s board of directors, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities and insurance markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

Under the Stockholders’ Agreement (as defined below), White Mountains, through its affiliate WMI Lux, is entitled to designate two individuals for nomination to the Issuer’s board of directors, and the other Stockholders’ Agreement Parties (as defined below) have agreed to vote their Shares (as defined below) in favor of such designees, as further described below. WMI Lux has agreed in the Stockholders’ Agreement to vote its Class A Shares for the nominees of the other Stockholders’ Agreement Parties. As of the date on the cover page of this Schedule 13D, Christopher Delehanty, the Head of Corporate Development / M&A of White Mountains, and Jennifer Moyer, Chief Administrative Officer of White Mountains, are White Mountains’ designees on the Issuer’s board of directors.  Mr. Delehanty and Ms. Moyer may engage in discussions with the Issuer and the Issuer’s management, other members of the Issuer’s board of directors, other stockholders of the Issuer and other interested parties that relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.  Steven Yi is a member of the board of directors of White Mountains, the Chief Executive Officer of the Issuer and a member of the Issuer’s board of directors.  As Chief Executive Officer of the Issuer, Mr. Yi manages the business of the Issuer, including operations and strategic plans, subject to oversight by the Issuer’s board of directors.

CUSIP No. 58450V104	Page 8 of 13 Pages

Except as disclosed herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the individuals listed on Annex A, have any present plans or proposals to take any actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)-(b)          The information set forth on the cover pages of, and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 to, this Schedule 13D is hereby incorporated by reference in this Item 5(a)-(b).  The Class A Shares held by the Reporting Persons represent approximately 49.9% of the outstanding Class A Shares.  Such percentage is calculated based on a total number of 45,840,803 Class A Shares issued and outstanding as of May 31, 2023, as reported on the Issuer’s Schedule 14D-9 filed with the Commission on June 9, 2023.

The table below sets forth, based on the knowledge of the Reporting Persons, the beneficial ownership of the Class A Shares of the persons listed in Annex A, as of the date of this Schedule 13D.

Name	Class A Shares Beneficial Ownership(1)	Beneficial Ownership Percentage of Class A Shares(2)
Steven Yi(3)	1,277,486	2.78%
Robert L. Seelig	9,000	0.02%
John G. Sinkus	750	<0.01%

(1)
Assuming the exchange of any Class B Shares beneficially owned, together with a corresponding number of Class B-1 Units, for a number of Class A Shares equal to the number of Class B Shares exchanged, pursuant to the Exchange Agreement (as defined below).

(2)
Represents the percentage of Class A Shares beneficially owned, as calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act. The calculation is based on 45,840,803 Class A Shares issued and outstanding as of May 31, 2023, as reported on the Issuer’s Schedule 14D-9 filed with the Commission on June 9, 2023.

(3)
OBF Investments, LLC a Nevada limited liability company (“OBF”) holds 3,923,885 Class B Shares. OBF Investments is owned by trusts for the benefit of Mr. Yi and members of his family. Mr. Yi does not have any voting or dispositive control over the shares held by OBF. See the Schedule 13D filed by OBF and its Manager, Jason Heiling, on June 25, 2021, for additional information with respect to OBF.

By virtue of the relationships described under Item 2 of this Schedule 13D, each of White Mountains and WM Birkdale may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the Class A Shares directly held by WMI Lux, and in addition, White Mountains may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of the Class A Shares directly held by WM Hinson.

Each of the Reporting Persons disclaims membership in a group with each other Reporting Person.  The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Class A Shares that such Reporting Person may be deemed to beneficially own.  Without limiting the foregoing sentence, all of the Reporting Persons, other than with respect to Class A Shares directly held by such Reporting Person as described on each cover page to this Schedule 13D, disclaim beneficial ownership of all Class A Shares reported in this Schedule 13D.  In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the Class A Shares that such partner, member, director, officer or affiliate may be deemed to beneficially own.

CUSIP No. 58450V104	Page 9 of 13 Pages

In addition, because of the relationships among White Mountains and WMI Lux, on the one hand, and the other Stockholders’ Agreement Parties, on the other hand, as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rules 13d-3 and 13d-5 under the Act, to beneficially own the Class A Shares, Class B Shares or Class B-1 Units held in aggregate by the other Stockholders’ Agreement Parties.  Notwithstanding the foregoing, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Class A Shares, Class B Shares or Class B-1 Units that such Reporting Person may be deemed to beneficially own.  Further, each of the Reporting Persons disclaims membership in a group with each other Stockholders’ Agreement Party.

(c) Other than as described in this Item 5, no Reporting Persons or, to the Reporting Persons’ knowledge, person set forth on Annex A, has effected any transaction in Class A Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement:  In connection with the IPO, WMI Lux and certain other investors (including Mr. Yi) entered into a registration rights agreement, dated as of October 27, 2020 (the “Registration Rights Agreement”), with the Issuer that provides WMI Lux and such other investors, subject to certain conditions and limitations, certain rights, including demand registration rights, shelf registration rights and piggyback registration rights, with respect to Class A Shares beneficially held by White Mountains at the time of the IPO.  WMI Lux is not entitled to registration rights with respect to the Purchased Shares.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit 99.2 hereto.

Exchange Agreement:  In connection with the IPO, the Issuer entered into an exchange agreement, dated as of October 27, 2020 (the “Exchange Agreement”), with QL Holdings LLC, Guilford Holdings, Inc. and the holders of Class B Shares, which agreement provides that holders of Class B Shares may exchange such Class B Shares, together with a corresponding number of Class B-1 Units, for a number of Class A Shares equal to the number of Class B Shares exchanged.  None of the Reporting Persons is party to the Exchange Agreement.

The foregoing description of the Exchange Agreement is not complete and is qualified in its entirety by reference to the Exchange Agreement, which is filed as Exhibit 99.3 hereto.

Stockholders’ Agreement:  In connection with the IPO, WMI Lux, Insignia QL Holdings, LLC, Insignia A QL Holdings, LLC (collectively with Insignia QL Holdings, LLC and any of their respective permitted affiliate transferees, “Insignia”), Steven Yi, Eugene Nonko and Ambrose Wang (collectively with Mr. Yi and Mr. Nonko and each of their respective holding vehicles through which such persons indirectly hold their investment stock and their respective permitted affiliate transferees, the “Founders”) entered into a stockholders’ agreement, dated October 27, 2020 (the “Stockholders’ Agreement”), with the Issuer.  WMI Lux, Insignia and the Founders are collectively referred to herein as the “Stockholders’ Agreement Parties”. The Stockholders’ Agreement contains provisions related to the composition of the Issuer’s board of directors, the committees of the Issuer’s board of directors and the Issuer’s corporate governance.

Under the Stockholders’ Agreement, WMI Lux and the other investors party to the Stockholders’ Agreement are collectively entitled to nominate a majority of the members of the Issuer’s board of directors. Specifically, for so long as WMI Lux beneficially owns at least 12.5% of the Issuer’s issued and outstanding Shares, WMI Lux will be entitled to nominate two directors to serve on the Issuer’s board of directors. When WMI Lux beneficially owns less than 12.5% but at least 5% of the Issuer’s issued and outstanding Shares, WMI Lux will be entitled to nominate one director. WMI Lux has agreed in the Stockholders’ Agreement to vote for the nominees of the other Stockholders’ Agreement Parties. In addition, the Founders and Insignia have agreed to vote their Shares in favor of White Mountains’ board nominees.

CUSIP No. 58450V104	Page 10 of 13 Pages

Under the Stockholders’ Agreement and subject to the Issuer’s amended and restated certificate of incorporation, amended and restated bylaws, and applicable law, for so long as WMI Lux and the other Stockholders’ Agreement Parties collectively own at least a majority of the issued and outstanding Shares, the following actions cannot be taken by the Issuer or any of its subsidiaries without the written consent of the holders of at least a majority of the issued and outstanding Shares beneficially owned by the Stockholders’ Agreement Parties: (i) change in control transactions; (ii) acquiring or disposing of assets or entering into joint ventures with a value in excess of $20 million; (iii) incurring indebtedness in an aggregate principal amount in excess of $20 million; (iv) authorizing or issuing equity securities of the Issuer or its subsidiaries other than pursuant to any approved equity incentive plans or arrangements or pursuant to the exchange agreement; (v) initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving the Issuer or any of the Issuer’s significant subsidiaries; (vi) making any material change in the nature of the business conducted by the Issuer or its subsidiaries; (vii) terminating the employment of the Issuer’s Chief Executive Officer or hiring a new Chief Executive Officer (subject to certain exceptions); (viii) engaging in certain transactions with affiliates (provided that the consent of the interested stockholder would not be required); (ix) increasing or decreasing the size of the Issuer’s board of directors; (x) authorizing Intermediate Holdco, as managing member of QL Holdings LLC, to approve or take certain actions; and (xi) electing to deliver cash consideration in connection with an exchange under the exchange agreement (provided that the consent of the interested stockholder would not be required).

The foregoing description of the Stockholders’ Agreement is not complete and is qualified in its entirety by reference to the Stockholders’ Agreement, which is filed as Exhibit 99.4 hereto.

Other Past Contacts, Transactions, Negotiations and Agreements

Mr. Yi was elected to the board of directors of White Mountains on May 25, 2023. As a non-employee director of White Mountains, Mr. Yi will receive an annual cash retainer of $135,000 and an annual equity retainer of 180 Class A Shares of White Mountains. Mr. Yi has served as a member of the Issuer’s board of directors since 2020 and has served as the Issuer’s (or its predecessor’s) Chief Executive Officer since June 2011. The Compensation Committee of the Issuer’s board of directors has approved compensation arrangements for Mr. Yi for 2023 of a base salary of $550,000, a target bonus of $550,000, in the form of 37,350 performance-based restricted stock units of the Issuer (“RSUs”), and an equity award of 373,250 time-based RSUs (approximate value $5,500,000). As disclosed in the Issuer’s Definitive Proxy Statements on Schedule 14A on April 5, 2023, Mr. Yi has received compensation for such roles over the past two years. As part of his role with the Issuer, during the past two years, Mr. Yi may have engaged in discussions with other members of the Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer. Mr. Yi is a party to the Registration Rights Agreement, Exchange Agreement and Stockholders’ Agreement.

Item 7. Material To Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of June 30, 2023, among the Reporting Persons.

99.2
Registration Rights Agreement, dated October 27, 2020, by and among MediaAlpha, Inc., White Mountains Investments (Luxembourg) S.à r.l., Insignia QL Holdings, LLC, Insignia A QL Holdings, LLC, Steven Yi, Eugene Nonko, Ambrose Wang and certain other parties thereto (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on November 2, 2020, by MediaAlpha, Inc.).

99.3
Exchange Agreement, dated October 27, 2020, by and among MediaAlpha, Inc., QL Holdings LLC, Guilford Holdings, Inc. and holders of Class B-1 Units party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on November 2, 2020, by MediaAlpha, Inc.).

99.4
Stockholders Agreement, dated October 27, 2020, by and among MediaAlpha, Inc., White Mountains Investments (Luxembourg) S.à r.l., Insignia QL Holdings, LLC, Insignia A QL Holdings, LLC and Steven Yi, Eugene Nonko and Ambrose Wang, together with their respective holding entities through which they indirectly hold common stock of MediaAlpha, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on November 2, 2020, by MediaAlpha, Inc.).

CUSIP No. 58450V104	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2023

WHITE MOUNTAINS INSURANCE GROUP, LTD.

By:	/s/ Robert L. Seelig
	Name:	Robert L. Seelig
	Title:	Executive Vice President and General Counsel

WM BIRKDALE, LTD.

By:	/s/ John G. Sinkus
	Name:	John G. Sinkus
	Title:	Director

WHITE MOUNTAINS INVESTMENTS (LUXEMBOURG) S.À R.L.

By:	/s/ John G. Sinkus
	Name:	John G. Sinkus
	Title:	Manager

WM HINSON (BERMUDA) LTD.

By:	/s/ John G. Sinkus
	Name:	John G. Sinkus
	Title:	Vice President

CUSIP No. 58450V104	Page 12 of 13 Pages

ANNEX A

CERTAIN INFORMATION REGARDING THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

The name and principal occupation of (a) each executive officer and director of the Reporting Persons; (b) each person controlling the Reporting Persons; and (c) each executive officer and director of any corporation or other person ultimately in control of the Reporting Persons are set forth below.  The following sets forth with respect to each of the individuals listed below such person’s (i) name, (ii) citizenship and (iii) if currently employed, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted other than a White Mountains Organization entity.  Each of the individuals listed below for whom a business address is not listed has a business address c/o White Mountains Insurance Group, Ltd., 23 South Main Street, Suite 3B, Hanover, New Hampshire 03755, except Mr. Pearson and Ms. Brown have a business address c/o White Mountains Insurance Group, Ltd., 26 Reid Street, Suite 601, Hamilton HM 11, Bermuda.

Within this Annex A, the term “White Mountains Organization” is used to refer to one or more entities within White Mountains’ consolidated group.

White Mountains Insurance Group, Ltd.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a White Mountains Organization entity)
G. Manning Rountree	United States	Chief Executive Officer and Director of White Mountains
Liam P. Caffrey	United States	Executive Vice President and Chief Financial Officer of White Mountains
Reid T. Campbell	United States	President of White Mountains
Michaela J. Hildreth	United States	Managing Director and Chief Accounting Officer of White Mountains
Robert L. Seelig	United States	Executive Vice President and General Counsel of White Mountains
Margaret Dillon	United States	Non-Executive Director of White Mountains
Peter M. Carlson	United States
Non-Executive Director of White Mountains and Chief Financial Officer of MiMedx Group (a company focused on advanced wound care and therapeutic biologics, located at 1775 West Oak Commons Ct. NE, Marietta, GA 30062)

Philip A. Gelston	United States	Non-Executive Director of White Mountains and a member of the Office of General Counsel at Cravath, Swaine & Moore LLP (a law firm, located at 825 Eighth Avenue, New York, NY 10019)
Suzanne F. Shank	United States
Non-Executive Director of White Mountains and President, CEO and co-founder of Siebert Williams Shank & Co., LLC (formerly Siebert Cisneros Shank & Co., LLC) (a full service investment banking and financial services company established in 1996, located at 100 Wall Street, 18th Floor, New York, NY 10005)

Mary C. Choksi	United States
Non-Executive Director of White Mountains and Founding Partner (and Senior Managing Director/Senior Advisor until February 2017) of Strategic Investment Group (an investment management enterprise, located at 1001 Nineteenth Street North, 17th Floor Arlington, VA 22209)

Weston M. Hicks	United States	Chairman and Non-Executive Director of White Mountains
David A. Tanner	United States
Deputy Chairman and Non-Executive Director of White Mountains and Managing Director of Three Mile Capital LLC (a private investment company, located at 1330 Avenue of the Americas 22nd Floor, New York, NY 10019)

Steven M. Yi	United States	Non-Executive Director of White Mountains and Chief Executive Officer of the Issuer

CUSIP No. 58450V104	Page 13 of 13 Pages

WM Birkdale, Ltd.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a White Mountains Organization entity)
Kevin Pearson	Bermuda; Ireland; United Kingdom	President of WM Hinson and HG Global Ltd.; Director of WM Birkdale and WM Hinson; Manager of WMI Lux
John G. Sinkus	United States	Director of Financial Reporting and Assistant Secretary of White Mountains and Vice President of WM Hinson; Director of WM Birkdale and WM Hinson; Manager of WMI Lux
Matthew Molton	United Kingdom
Non-Executive Director of WM Birkdale and Country Executive United Kingdom at Alter Domus (an alternative services provider, located at c/o Alter Domus 30 Saint Mary Axe, 10th floor London, EC3A 8BF UK)

Neil Potter	United Kingdom
Non-Executive Director of WM Birkdale and Head of Operations at Ark Syndicate Management Limited (an insurance and reinsurance underwriter, located at 30 Fenchurch Avenue, London, EC3M 5AD, United Kingdom)

White Mountains Investments (Luxembourg) S.à r.l.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a White Mountains Organization entity)
Kevin Pearson	Bermuda; Ireland; United Kingdom	President of WM Hinson and HG Global Ltd.; Director of WM Birkdale and WM Hinson; Manager of WMI Lux
John G. Sinkus	United States	Director of Financial Reporting and Assistant Secretary of White Mountains and Vice President of WM Hinson; Director of WM Birkdale and WM Hinson; Manager of WMI Lux
Manfred Schneider	Belgium	Manager of WMI Lux; Director at Alter Domus (an alternative services provider, located at 15 Boulevard F. W. Raiffeisen - L-2411, BP 2501, L-1025 Luxembourg)

WM Hinson (Bermuda) Ltd.

Name	Country of Citizenship	Current Principal Occupation or Employment (and business address and principal business of any corporation or other organization other than a White Mountains Organization entity)
Kevin Pearson	Bermuda; Ireland; United Kingdom	President of WM Hinson and HG Global Ltd.; Director of WM Birkdale and WM Hinson; Manager of WMI Lux
Lysa Brown	Canada	Director, Vice President and the Chief Accounting Officer of WM Hinson.
John G. Sinkus	United States	Director of Financial Reporting and Assistant Secretary of White Mountains and Vice President of WM Hinson; Director of WM Birkdale and WM Hinson; Manager of WMI Lux